UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-25422

CUSIP NUMBER

(Check one):        [X] Form 10-K          [   ] Form 20-F          [   ] Form 11-K          [   ] Form 10-Q
[   ] Form 10-D          [   ] Form N-SAR     [   ] Form N-CSR

For Period Ended:  December 31, 2010

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PAB Bankshares, Inc.
Full Name of Registrant

Former Name if Applicable

3250 North Valdosta Road
Address of Principal Executive Office (Street and Number)

Valdosta, Georgia 31602
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PAB Bankshares, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense because the Company’s annual financial statements and the related audit process have not been finalized.

Due to significant and unprecedented deterioration in economic conditions during 2009 and 2010, particularly weakened conditions in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, the Company has experienced, as previously reported, a dramatic increase in its non-performing assets and a significant decrease in its earnings and capital, which in turn has contributed to delays in the preparation of the Company’s financial statements for the year ended December 31, 2010. This process has required more time due to resource constraints and regulatory and capital issues of the Company’s wholly-owned subsidiary, The Park Avenue Bank (the “Bank”).

In addition, the Company’s independent external auditors have not completed their audit of the Company’s consolidated financial statements for the year ended December 31, 2010. Further, it is unlikely that we will be able to file the Form 10-K within the required time period, if at all.  The Company and the Bank have previously filed unaudited financial information for the year ended December 31, 2010 with the applicable bank regulatory agencies.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald J. Torbert, Jr., President, Chief Executive Officer and Interim Chief Financial Officer	(229)	241-2775
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes       [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [   ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements in this Form 12b-25 may constitute “forward-looking statements” for purposes of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through our use of words such as “believe,” “intend,” “plan,” “may,” “continue,” “project,” “would,” “expect,” “estimate,” “could,” “should,” “will,” and  other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial statements.

These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 under the captions “Cautionary Notice Regarding Forward-Looking Statements,” “Risk Factors,” and otherwise in the Company’s reports and filings that it makes with the Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this Report or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

PAB Bankshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By:	/s/ Donald J. Torbert, Jr.
Donald J. Torbert, Jr. President, Chief Executive Officer and Interim Chief Financial Officer